CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$1,000,000	$30.70

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $97,288.49 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $30.70 offset against the registration fee due for this offering and of which $97,257.79 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement dated October 26, 2007 (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$1,000,000 Super TrackSM Notes due October 31, 2012 Linked to the Performance of a Basket of Equity Indices Medium-Term Notes, Series A, E-1089

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Basket Initial Valuation Date:	October 26, 2007

Issue Date:	October 31, 2007

Basket Final Valuation Date:	October 26, 2012*

Maturity Date:	October 31, 2012* (resulting in a term to maturity of 5 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	An equally-weighted basket comprised of the following equity indices (each a “basket component”, and together, the “basket components”):

Index	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
MSCI Taiwan IndexSM	TWY <Index>	1/3	376.69
MSCI Singapore Free IndexSM	SGY<Index>	1/3	461.66
Nikkei 225TM Index	NKY <Index>	1/3	16505.63

Participation Rate:	200%
Barrier Level:	-40%
Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the participation rate:

$1,000 + [$1,000 x (basket performance x participation rate)]

•        if (i) the basket performance is less than 0% and (ii) the daily performance was never below the barrier level, you will receive the principal amount of your Notes in the amount of $1000:

•        if (i) the basket performance is less than 0% and (ii) the daily performance on any day is below the barrier level, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the basket performance:

$1,000 + ($1,000 x basket performance)

Your principal is only protected if the daily performance is never below the barrier level or if the basket performance is positive. If the basket performance is negative and if daily performance on any day is below the barrier level, you will lose 1% of the principal amount of your Notes for every 1% that the basket performance declines. You may lose up to 100% of your initial investment.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The closing level of each basket component on the basket initial valuation date;

C(i) Final = The closing level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is 1/3 for each basket component.

Daily Performance

The daily performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to each day that follows to and including the basket final valuation date. The daily performance will be calculated as follows:

C(i) Initial = The closing level of each basket component on the basket initial valuation date;

C(i) Daily = The closing level of each basket component as of each day from and including the basket initial valuation date to and including the basket final valuation date; and

W(i) = Weighting of each basket component, which is 1/3 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738G VX5 and US06738GVX59

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	4%	96%
Total	$1,000,000	$40,000	$9,600,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part and the index supplement dated September 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated August 22, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507187233/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment At Maturity		Total Return
100%	$3,000		200.00%
90%	$2,800		180.00%
80%	$2,600		160.00%
70%	$2,400		140.00%
60%	$2,200		120.00%
50%	$2,000		100.00%
40%	$1,800		80.00%
30%	$1,600		60.00%
20%	$1,400		40.00%
10%	$1,200		20.00%
5%	$1,100		10.00%

0%	$1,000		0.00%

	Daily Performance Never Below Barrier Level	Daily Performance Below Barrier Level	Daily Performance Never Below Barrier Level	Daily Performance Below Barrier Level
-5%	$1000	$950	0.00%	-5%
-10%	$1000	$900	0.00%	-10%
-20%	$1000	$800	0.00%	-20%
-30%	$1000	$700	0.00%	-30%
-40%	$1000	$600	0.00%	-40%
-50%	N/A	$500	N/A	-50%
-60%	N/A	$400	N/A	-60%
-70%	N/A	$300	N/A	-70%
-80%	N/A	$200	N/A	-80%
-90%	N/A	$100	N/A	-90%
-100%	N/A	$0	N/A	-100%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
MSCI Taiwan IndexSM	376.69	414.36	10.00%	0.333333	3.33%
MSCI Singapore Free IndexSM	461.66	553.99	20.00%	0.333333	6.67%
Nikkei 225™ Index	16505.63	17330.91	5.00%	0.333333	1.67%
Basket					11.67%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 0%, the investor receives a payment at maturity of $1,233.33 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x participation rate)]

$1,000 + [$1,000 x (11.67% x 200%)] = $1,233.33

Therefore, the payment at maturity is $1,233.33 per $1,000 principal amount Note, representing a 23.33% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is negative, but the daily performance was never below the barrier level.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
MSCI Taiwan IndexSM	376.69	357.86	-5.00%	0.333333	-1.67%
MSCI Singapore Free IndexSM	461.66	461.66	0.00%	0.333333	0.00%
Nikkei 225™ Index	16505.63	13204.50	-20.00%	0.333333	-6.67%
Basket					-8.33%

Step 2: Calculate the payment at maturity.

Because (i) the basket performance is less than 0% and (ii) the daily performance is never below the barrier level, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: In this case, the basket performance is negative, and the daily performance has dropped below the barrier level.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
MSCI Taiwan IndexSM	376.69	301.35	-20.00%	0.333333	-6.67%
MSCI Singapore Free IndexSM	461.66	415.49	-10.00%	0.333333	-3.33%
Nikkei 225™ Index	16505.63	17330.91	5.00%	0.333333	1.67%
Basket					-8.33%

Step 2: Calculate the payment at maturity.

Because (i) the basket performance is less than 0% and (ii) the daily performance has dropped below the barrier level, the investor will receive a payment at maturity of $916.67 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x basket performance)

$1,000 + ($1,000 x -8.33%) = $916.67

Therefore, the payment at maturity is $916.67 per $1,000 principal amount Note, representing a -8.33% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the basket performance of up to 40%, provided that the daily performance has never dropped below the barrier level.

•

Diversification Among European, Asian and U.S. Equities of the Basket Components—The return on the Notes is linked to the MSCI Taiwan Index SM, MSCI Singapore Free Index SM, and Nikkei 225TM Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The MSCI Singapore Free Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in Singapore. The MSCI Taiwan Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in Taiwan. The Nikkei 225TM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. For additional information about the basket components, see the information set forth under “Equity Indices-MSCI Taiwan Index SM”, “Equity Indices-MSCI Singapore Free Index SM”, and “Equity Indices-Nikkei 225TM Index” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the basket. If your Notes are so treated, you would generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether the daily performance was ever below the barrier level. Your investment will be fully exposed to any decline in the performance of the basket as compared to the initial closing levels of the basket components if the daily performance was ever below the barrier level. You may lose up all of your initial investment.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the basket components would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the basket components are denominated, although any currency fluctuations could affect the performance of both basket components. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the basket components;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the Euro, the Singapore Dollar and the Japanese Yen; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

License Agreement with Nikkei Digital Media, Inc.

Barclays Bank PLC has entered into a non-exclusive license agreement with Nikkei Digital Media, Inc. (“NDM”), who is exclusively licensed by Nikkei Inc. to sublicense the use of the Nikkei 225 Index to third parties, whereby we and our affiliates, in exchange for a fee, are permitted to use the Nikkei 225 Index in connection with the offer and sale of the Notes. We are not affiliated with Nikkei Inc. or NDM; the only relationship between them and us is any licensing of the use of the Nikkei 225 Index and trademarks relating to the Nikkei 225 Index.

Historical Information

The following graph sets forth the historical performance of the basket components based on the daily closing level from January 2, 2001 through October 26, 2007. On October 26, 2007, the MSCI Taiwan Index SM Index closing level was 376.69, the MSCI Singapore Free Index SM closing level was 461.66, and the Nikkei 225TM Index closing level was 16505.63. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the basket final valuation date. We cannot give you assurance that the performance of the basket on the basket final valuation date will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.